Exhibit 1.7

VENTRUS BIOSCIENCES, INC

CONTROLLED EQUITY OFFERINGSM

Amendment No. 1 to

SALES AGREEMENT

September 13, 2013

Cantor Fitzgerald & Co.

499 Park Avenue

New York, NY 10022

Ladies and Gentlemen:

Reference is made to the Sales Agreement, dated January 30, 2012 (the “Sales Agreement”), between Cantor Fitzgerald & Co. (“CF&Co”) and Ventrus Biosciences, Inc., a Delaware corporation (the “Company”), pursuant to which the Company agreed to sell through CF&Co, as sales agent, up to $20,000,000 of shares of common stock, par value $0.001 per share, of the Company. All capitalized terms used in this Amendment No. 1 to Sales Agreement between CF&Co and the Company (this “Amendment”) and not otherwise defined herein shall have the respective meanings assigned to such terms in the Sales Agreement. CF&Co and the Company agree as follows:

A.	Amendments to Sales Agreement. The Sales Agreement is amended as follows:

1.	The first sentence of Section 1 of the Sales Agreement is hereby deleted and replaced with the following:

“The Company agrees that, from time to time on or after September 11, 2013 and during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agent, shares (the “Placement Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of the Company having an aggregate offering price of up to $20,521,567 and such amount of Placement Shares shall be available for offer and sale in addition to any previous offers and sales of Placement Shares pursuant to this Agreement, subject to any limitations set forth in Section 5(e) hereof (“Maximum Amount”).”

2.	The following sentence shall be added as the third sentence, to the second paragraph of Section 1 of the Sales Agreement:

“The Company may file one or more additional registration statements from time to time that will contain a base prospectus and/or prospectus supplement with respect to the Placement Shares, which documents shall constitute the “Prospectus Supplement” and “Prospectus” as applicable.”

3.	The first sentence of the Placement Notice attached as Schedule 1 to the Sales Agreement shall be amended to add “as amended on September 13, 2013” immediately after “January 30, 2012”.

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4.	Schedule 3 shall be amended by deleting “Peter Dippolito (pdippolito@cantor.com)” and adding “With copies to: CFControlledEquityOffering@cantor.com” under the heading “The Agent.”

5.	The first sentence of the Form of Representation Date Certificate attached as Exhibit 7(l) to the Sales Agreement is amended to add “as amended on September 13, 2013” immediately before “(the “Sales Agreement”)”.

B. Prospectus Supplement. The Company shall file a 424(b) Prospectus Supplement reflecting this Amendment within 2 business days of the date hereof.

C. No Other Amendments. Except as set forth in Part A above, all the terms and provisions of the Sales Agreement shall continue in full force and effect.

D. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by facsimile or email transmission.

E. Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

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If the foregoing correctly sets forth the understanding between the Company and CF&Co, please so indicate in the space provided below for that purpose, whereupon this Amendment No. 1 to Sales Agreement shall constitute a binding agreement between the Company and CF&Co.

Very truly yours,

VENTRUS BIOSCIENCES, INC.

By: /s/ David J. Barrett
Name: David J. Barrett
Title: Chief Financial Officer

ACCEPTED as of the date first-above written:
CANTOR FITZGERALD & CO.

By: /s/ Jeffrey Lumby
Name: Jeffrey Lumby
Title: Senior Managing Director

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